SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001.

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ to ____________

Commission file number: 000-27399

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

American Savings Bank Employees' Savings & Profit Sharing Plan

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

American Financial Holdings, Inc.
102 West Main Street
New Britain, Connecticut 06051

REQUIRED INFORMATION

Item 1-3. The American Savings Bank Employees' Savings and Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits.

Consent of KPMG LLP

Financial Statements

CONSENT OF KPMG LLP

00211489.DOC

KPMG

One Financial Plaza
Hartford, CT 06103-2608

EXHIBIT INDEX

Independent Auditors' Consent

The Board of Directors
American Financial Holdings, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-93953) on Form S-8 of American Financial Holdings, Inc. of our report dated June 7, 2002, relating to the statements of net assets available for benefits of the American Savings Bank Employees' Savings and Profit Sharing Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of American Financial Holdings, Inc.

KPMG LLP

Hartford, Connecticut
June 26, 2002

FINANCIAL STATEMENTS

KPMG

AMERICAN SAVINGS BANK EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

Financial Statements and Schedule

December 31, 2001, 2000 and 1999

(With Independent Auditors' Report Thereon)

KPMG

One Financial Plaza
Hartford, CT 06103-2608

Independent Auditors' Report

The Human Resources Committee
American Savings Bank
New Britain, Connecticut:

We have audited the accompanying statements of net assets available for plan benefits of the American Savings Bank Employees' Savings and Profit Sharing Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the American Savings Bank Employees' Savings and Profit Sharing Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 7, 2002

AMERICAN SAVINGS BANK EMPLOYEES'
SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

	2001	2000
Assets:		
Investments (cost basis of $10,791,556 in 2001 and $9,703,616 in 2000) (note 3)	$ 15,580,819	13,630,129
Participant loans	576,868	485,193
Cash	6,825	15,517
Accrued income	91	212
Net proceeds receivable from investment transactions	20,558	—
Contributions receivable from employees	—	54,804
Total assets	16,185,161	14,185,855
Liabilities:		
Accounts payable	—	296
Total liabilities	—	296
Net assets available for plan benefits	$ 16,185,161	14,185,559

See accompanying notes to financial statements.

AMERICAN SAVINGS BANK EMPLOYEES'
SAVINGS AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Additions to net assets attributed to:			
Investment income:			
Net change in unrealized appreciation in fair value of investments	$ 862,749	2,706,251	1,220,531
Interest and dividend income	356,929	302,157	213,537
Other income	3,327	—	4,492
Realized gain on investments	647,749	330,960	206,665
Interest income on participant loans	48,204	32,884	36,868
Employer contributions	—	—	210,961
Employee contributions	779,255	817,012	817,054
Total additions	2,698,213	4,189,264	2,710,108
Deductions from net assets attributed to:			
Net withdrawals by participants	(666,609)	(291,510)	(721,918)
Refund to plan participants (note 5)	—	(2,842)	(72,275)
Administrative expenses	(32,002)	(29,961)	(16,145)
Total deductions	(698,611)	(324,313)	(810,338)
Net increase	1,999,602	3,864,951	1,899,770
Net assets available for plan benefits as of beginning of year	14,185,559	10,320,608	8,420,838
Net assets available for plan benefits as of end of year	$ 16,185,161	14,185,559	10,320,608

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the American Savings Bank (a wholly owned subsidiary of American Financial Holdings, Inc.) Employees' Savings and Profit Sharing Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, which became effective December 1, 1985, is a defined contribution plan sponsored by American Savings Bank (the Bank). Prior to December 1, 2000 employees were eligible to participate in the Plan if they had completed at least one year of service which included 1,000 hours of service. An amendment to the plan effective December 1, 2000 changed the eligibility requirements to allow employees to participate in the Plan on the first day of the calendar month coinciding with or immediately following one full month of employment which includes 83 1/3 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees must be over the age of 21 in order to be eligible.

Contributions

Participants may authorize payroll deductions of up to 15% of their earnings in 1% increments. A participant's contribution up to 6% of earnings is considered a basic contribution. During 1999, the Bank made a matching contribution equal to 50% of such amount. Effective January 1, 2000, the Plan was amended to state that there would no longer be an employer matching contribution. The Plan also allows for the Bank to make a special supplemental contribution. During 1999, 2000 and 2001, the Bank did not make any supplemental contributions to the Plan. The Bank has the right under the Provisions of the Plan to discontinue its contributions at any time. All investments in the Plan are participant directed. Earnings consist of basic salary or hourly wages payable to an employee, including bonuses, incentive payments and overtime. Participants may apportion such contributions among the following Barclays Global Investors, N.A. (Barclays) collective trust funds: Equity Index; S&P Mid Cap Stock Fund; Money Market Fund; Bond Fund; Stable Value Fund; International Stock Fund; Income Plus Fund; Growth & Income Fund; Growth Fund; S&P 500 Value Fund; S&P 500 Growth Fund and Russell 2000 Fund. In connection with the conversion of American Savings Bank from a state-chartered mutual to a state-chartered capital stock savings bank and the simultaneous formation of American Financial Holdings, Inc. (the Company) on November 30, 1999, the participants also have an additional investment option of purchasing stock in the Company.

On January 1, 2002 an amendment to the plan was adopted to allow eligible members who meet the requirements under Section 414(v) of the Internal Revenue Service Code ("Code") to make catch up contributions to the plan. Such catch up contributions shall not be taken into account for purposes of the provisions of the Plan implementing the required limitations of Sections 402(g) and 415 of the Code. The Plan shall not be treated as failing to satisfy the provisions of the Plan implementing the requirements of section 401(k) (3), 401(k)(11), 401(k)(12), 410(b), or 416 of the Code, as applicable, by reason of the making of such catch-up contributions.

Vesting

All participants are fully vested in their own contributions. Effective September 1, 1999, employees become fully vested in employer matching and special supplemental contributions on the first of the month following completion of three years of eligibility. Prior to September 1, 1999, employees became vested in employer matching and special supplemental contributions on the first of the month following completion of five years of eligibility.

Payment of Benefits

Upon termination of service, permanent disability or death, a lump sum payment is made to the participant or the participant's estate. Distributions with respect to participant contributions are also permitted in the case of hardship as defined in the Plan document. All distributions are made by check.

Participant Loans

The participant loans accrue interest and are repaid through payroll deductions over terms selected by the participants, up to a maximum of five years unless the loan is to be used in conjunction with the purchase of a principal residence of the participant, in which case the term of the loan may not be for more than 180 months. All loans bear interest at the Bank's prime lending rate plus 1%. Participants have the ability to borrow up to 50% of their account balances, not to exceed $50,000.

Forfeitures

Forfeitures of nonvested accounts of employer contributions and earnings thereon shall be made available to the employer, through transfer from the participant's account to the employer credit account. Once the transfer has occurred, such amounts shall be used at the option of the Bank to (1) reduce administrative expenses for that contribution period (2) offset any contributions to be made by the Bank for that contribution period or (3) be allocated to all eligible participants deemed to be employed as of the last day of the contribution period. Forfeitures amounted to $27,881 and $30,742 at December 31, 2001 and 2000, respectively

Rollovers

Members may elect to make, directly or indirectly, a rollover contribution to the Plan of amounts held on their behalf in (i) an employee benefit plan qualified under Section 401(a) of the IRS Code, or (ii) an individual retirement account of annuity as described in Section 408(d)(3) of the IRS Code.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in collective trust funds (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. The common shares of American Financial Holdings, Inc. are valued at fair value, which is based on the market price as quoted on the NASDAQ National Market. Realized and unrealized gains and losses on investments are based on the average cost of the investments. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

Loan Valuation

Loans to participants are stated at amortized cost, which approximates their market value.

Payment of Benefits/Withdrawals

Benefits/withdrawals are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, "Deferral of the Effective Date of FASB Statement No. 133 - An amendment of FASB Statement No. 133", the Plan was required to adopt SFAS No. 133 effective January 1, 2001. Management has determined SFAS No. 133 did not have an impact on the Plan Financial statements.

(Continued)

(3) Investments

The following table represents the fair value of individual investments, which exceed 5% of the Plan's net assets.

	2001	2000
American Financial Holdings, Inc. common stock, 376,046 units in 2001 and 392,835 units in 2000*	$ 9,555,329	8,102,222
Barclays Equity Index Collective Trust Fund, 119,496 units in 2001 and 125,362 units in 2000	1,829,064	2,177,544
Barclays Government Money Market Fund, 2,636,685 units in 2001 and 2,139,100 units in 2000	2,636,685	2,139,100

*Indicates party-in-interest to the Plan.

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,510,498 and $3,037,211, respectively, as follows:

	2001	2000	1999
Collective trust funds	$ (278,969)	(223,226)	454,825
Common stock*	1,789,467	3,260,437	972,371
	$ 1,510,498	3,037,211	1,427,196

*Indicates party-in-interest to the Plan.

(4) Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the provisions of the Plan to terminate the Plan at any time, subject to provisions of ERISA. In the event of Plan termination the participants' account balances would become nonforfeitable and distributable in accordance with the provisions of the Plan.

(5) Income Tax Status

The Plan has received a tax determination letter from the Internal Revenue Service dated September 14, 1995 indicating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, exempt from federal income taxes. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Routine compliance testing for 1999 revealed that allocations under a newly instituted ESOP would cause Plan contributions to exceed the limits permissible under the IRC Section 415 for certain individuals. In order to avoid violating these limitations the Plan refunded $75,117 to the employees affected during the first and second quarters of 2000.

(Continued)

The Plan sponsor does not believe that these matters will have a significant impact on the Plan and its exemption from federal income taxes. Compliance testing was completed for the year 2001 activity and it was determined that contributions were within limits allowable under IRS Section 415.

(6) Related Party Transactions

The Bank of New York is the Trustee as defined by the Plan and receives fees paid by the Plan for its services. These fees amounted to $32,002, $29,961 and $16,145 for the years ended December 31, 2001, 2000 and 1999, respectively.

AMERICAN SAVINGS BANK EMPLOYEES'
SAVINGS AND PROFIT SHARING PLAN

Schedule H - Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issue	Number of Shares/Units Held			Current Value
American Financial Holdings, Inc. common stock *	376,046.000	units: net asset value per unit $25.41	$	9,555,329
Barclays Equity Index Collective Trust Fund	119,468.579	units: net asset value per unit $15.31		1,829,064
Barclays S&P Mid Cap Stock Collective Trust Fund	11,115.251	units: net asset value per unit $18.65		207,299
Barclays Government Money Market Fund	2,636,684.850	units: net asset value per unit $1.00		2,636,685
Barclays Bond Collective Trust Fund	7,837.862	units: net asset value per unit $14.69		115,138
Barclays Stable Value Collective Trust Fund	32,643.025	units: net asset value per unit $13.263		432,944
Barclays International Stock Collective Trust Fund	4,172.179	units: net asset value per unit $9.494		39,611
Barclays Income Plus Collective Trust Fund	1,719.539	units: net asset value per unit $13.13		22,578
Barclays Growth & Income Collective Trust Fund	27,612.815	units: net asset value per unit $13.01		359,243
Barclays Growth Collective Trust Fund	19,934.490	units: net asset value per unit $12.55		250,177
Barclays S&P 500 Value Trust Fund	5,218.238	units: net asset value per unit $10.08		52,600
Barclays S&P 500 Growth Trust Fund	6,751.704	units: net asset value per unit $8.56		57,795
Barclays Russell 2000 Trust Fund	1,914.031	units: net asset value per unit $11.68		22,356
Total investments			$	15,580,819
Loans to participants *		Interest rates between 5.75% - 10.5%	$	576,868

* Indicates party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2002

American Savings Bank Employees' Savings and Profit Sharing Plan

By: /s/ Richard J. Moore

Richard J. Moore

00211489